Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following are posts made on AMR Corporation’s intranet site on March 5, 2013.

1.	What is the dress code for American’s people traveling on US Airways?

US dress code can be found at www.flyzed.info/us.

2.	For travel on US Airways, will American employees be boarded by seniority or check-in time after following US Airways employees?

American employees will be boarded by check-in time after US employees.

3.	What is the bag fee policy for American’s employees traveling on US Airways using the Interim Reciprocal Travel Program?

American employees traveling on US are permitted one free checked bag per person.

4.	Can employees with less than six months of employment with American participate in the Interim Reciprocal Travel Program?

As is the case with all of our interline travel agreements, employees must have completed six months of continuous service with AA (or US) to be eligible for interline travel.

5.	Will we pay for the non-rev fee upfront when we’re traveling using the Interim Reciprocal Travel Program?

Tickets will be issued by American for travel on US just like any of other of our interline travel agreements, however, the fares will be lower than routine ZED fares. The price of the ticket (fare, taxes, fees) will be paid at the time of ticketing.

6.	Will an American employee traveling on US Airways pay a ZED fare to fly coach?

The fare agreed to between AA and US is not a ZED fare but a zonal fare similar to ZED. ZED has three fare levels: Low, Medium, and High. The fares agreed for the interim travel program are lower than ZED Low.

7.	Are the four interim allotment tickets in addition to our annual American pass bank?

Yes, the four allotment tickets on US are in addition to the AA Pass Bank.

8.	What about Employee Discounted Fares?(AA20)

The interim travel program does not change the current AA20 privilege. You will continue to have access to unlimited AA20 tickets for travel on AA/American Eagle for you and your eligible travelers just as you do today.

9.	Are there any plans to review the policy regarding NRSA charges for employees who are with the company less than 5 years?

It is too soon to say what the long-term travel program will be, as we have a lot of work ahead of us to combine the programs once the merger closes. For now, our current travel program continues unchanged, which includes NRSA charges.

10.	What is the max pay for reservations representatives at US Airways? What about incentive pay?

Current max pay for reservations representatives at US Airways is $21.14 versus American’s max rate of $21.97. Regarding incentives, that is fairly complex and we will have more specific information available as the merger progresses.

11.	What are the plans for the four flight attendant bases in Latin America?

It is too soon to know.

12.	What is the text at the bottom of each document?

As we move through the process of combining our airlines, you’ll see this “legend” a lot. It is simply legally-required statements that provide general information about the purpose of the communication, the companies, the proposed merger, and where to look for additional information about US Airways and American.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.